Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980

D: +1 202.383.0845 F: +1 202.637.3593

stephanihildebrandt@eversheds-sutherland.com

October 18, 2017

VIA EDGAR

Marianne Dobelbower

Christina DiAngelo Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CM Finance Inc
Registration Statement on Form N-2
(File No. 333-201432)

Dear Ms. Dobelbower and Ms. Fettig:

On behalf of CM Finance Inc (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received orally on September 27, 2017 and October 3, 2017 regarding the Company’s post-effective amendment no. 5 to the registration statement on Form N-2 (File No. 333-201432) (the “Registration Statement”) filed on August 14, 2017. The Staff’s comments are set forth below and are followed by the Company’s responses. References to the “Prospectus” contained herein are to the preliminary prospectus contained in the Company’s Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 filed with the SEC concurrently with this letter.

Accounting Comments

General

1.	Comment: Please update the Registration Statement to include the Company’s audited financial statements for the fiscal year ended June 30, 2017, update the Senior Securities Table for the fiscal year ended June 30, 2017, and provide updated auditors’ consents with the next filing of the Registration Statement.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

U.S. Securities and Exchange Commission October 18, 2017 Page 2

Response: The Company confirms that it has updated the Registration Statement as requested and filed updated auditors’ consents.

2.	Comment: The Staff notes that there are several references to unitranche loans throughout the prospectus and the Company’s recently filed Annual Report on Form 10-K (the “Form 10-K”). Does the Company invest in any unitranche loans and, if so, what percentage of the Company’s portfolio is invested in unitranche loans?

Response: The Company respectfully advises the Staff that while part of the Company’s investment strategy includes investing in unitranche loans the Company’s investment portfolio as of June 30, 2017 did not include any unitranche loans.

3.	Comment: Please revise any disclosure throughout the prospectus stating that the Company “intends to elect to be treated for U.S. federal income tax purposes as a RIC” to state that the Company has elected to be treated as a RIC.

Response: The Company has revised the disclosure throughout the prospectus in response to the Staff’s comment.

4.	Comment: The Staff notes that the officer certifications filed as exhibits to the Form 10-K per Securities Exchange Act Rules 13a-14(a) and 15d-14(a) and set forth in Item 601(b)(31)(i) of Regulation S-K appear to be missing the representation in item 4(d). Please provide an explanation as to why the Company believes that representation need not be included therein.

Response: The Company respectfully advises the Staff that it has filed an amendment to its Form 10-K to include the requisite representation in item 4(d) in the officer certifications. The Company further advises the Staff that the representation in item 4(d) in the officer certifications required by Item 601(b)(31)(i) was required to be included in the certificate beginning with the certification filed with the Company’s Form 10-K for the year ended June 30, 2015.

Financial Statements

5.	Comment: On page 74 of the Form 10-K in the Statements of Changes in Net Assets, the second line item from the bottom references distributions in excess of net investment income of $(3,750,362) for the year ending June 30, 2017, which is inconsistent with the corresponding distributions in excess of net investment income included in the Statement of Assets and Liabilities on page 72 (i.e., $(2,339,304)). Please reconcile the numbers going forward.

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Response: The Company advises the Staff that the amount of distributions in excess of net investment income for the year ended June 30, 2017 was $2,339,304 and will be updated in future filings in response to the Staff’s comment.

6.	Comment: On page 75 in the Statement of Cash Flows, please explain to what the last two line items: “Non-Cash Purchase of Investments” and “Non-Cash Sale of Investments” relate?

Response: The Company advises the Staff that the Non-Cash Purchase of Investments on the Statement of Cash Flows relate to the restructuring of the following two portfolio companies: (1) U.S. Well Services, LLC and (2) AAR Intermediate Holdings, LLC.

7.	Comment: On page 76 in the Schedule of Investments, certain investments note “PIK” in the interest rate column. Please explain whether the PIK noted represents what the portfolio company is paying, or if it represents what the portfolio company has the option to pay? By way of reference, please see the AICPA Audit Risk Alert, copied below.

AICPA Audit Risk Alert- Investment Company Industry Developments 2013/14:

.49 Certain registrants have debt investments that pay both PIK and cash interest. The SEC staff has noticed certain registrants hold debt instruments that have a provision permitting the issuer to determine a range of PIK interest that will be paid, along with a minimum cash percentage to be paid. For example, a bond may have a 15-percent stated interest rate that includes two rate components: (a) a minimum cash interest rate of 10 percent and (b) a PIK interest rate with a range between 0 percent and 5 percent. The SEC staff believes that if an issuer has the ability to pay a range of PIK interest, the current PIK and cash interest rates should be disclosed on the schedule of investments, along with the possible PIK interest rate range or the maximum PIK interest rate that could be paid. For example, if the issuer of the bond previously referenced with a 15-percent stated interest rate is currently paying 12 percent cash interest and 3 percent PIK interest as of the date of the financial statements, then the schedule of investments would disclose the current 12 percent cash and 3 percent PIK interest rates, along with the range of possible PIK interest rates that could be paid (0-5 percent) or the maximum allowable amount of PIK interest (0 percent to 5 percent).

Response: The Company advises the Staff the PIK noted in the Company’s Schedule of Investments represents the amount that the portfolio company is actually paying.

8.	Comment: The Staff refers the Company to the disclosure in Note 2.g. to the Company’s Consolidated Financial Statements on page 82 of the Form 10-K, which

U.S. Securities and Exchange Commission October 18, 2017 Page 4

states: “These costs are capitalized when incurred and recognized as a reduction of offering proceeds when the offering becomes effective.” The Staff also refers the Company to the disclosure in Note 2.h. to the Company’s Consolidated Financial Statements on page 82 of the Form 10-K, which states: “Offering costs were charged to paid-in-capital upon sale of the shares in the Offering.” Please conform this disclosure in the financial statements on a going forward basis.

Response: The Company will conform this disclosure in future filings in response to the Staff’s comment.

9.	Comment: Page 84 of the Form 10-K states that “the tax character of all distributions paid by the Company during the years ended June 30, 2017, June 30, 2016 and June 30, 2015 were ordinary income.” The Staff notes that this seems inconsistent with the disclosure on page 98 of the Form 10-K, which indicates that some of the distributions were paid from long-term capital gains. Please reconcile this disclosure in the financial statements on a going forward basis.

Response: The Company will update and conform the disclosure in future filings in response to the Staff’s comment.

10.	Comment: Page 95 of the Form 10-K indicates that the Company’s unfunded commitments were $1,205,421 as of June 30, 2017. Please provide the Staff with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments.

Response: The Company represents to the Staff on a supplemental basis that it has a reasonable belief that its assets will provide adequate coverage to satisfy all of its unfunded commitments because, as of June 30, 2017, the Company had sufficient cash and cash equivalents and borrowing capacity under the Company’s credit facilities to cover the value of its unfunded commitments.

11.	Comment: In the Financial Highlights table on page 99, please note that total investment return does not reflect sales load, as required by Form N-2, Item 4, instruction 13(b). Please make this change on a going forward basis.

Response: The Company respectfully advises the Staff that it will include the requested disclosure in future filings in response to the Staff’s comment.

Prospectus

12.	Comment: On page 17, please update the Fees and Expenses Table for the fiscal year ended June 30, 2017. In addition, please note that other expenses have been estimated in footnote 8, per Form N-2, Item 3, instruction 6.

U.S. Securities and Exchange Commission October 18, 2017 Page 5

Response: The Company respectfully advises the Staff that it has updated and revised the Fees and Expenses Table in the Registration Statement as requested.

13.	Comment: On page 20 in the Selected Financial and Other Data table, please include the fiscal year ended June 30, 2017 and also disclose the weighted average yield on the Company’s entire portfolio.

Response: The Company respectfully advises the Staff that it updated and revised the Selected Financial and Other Data table in the Registration Statement as requested.

14.	Comment: On page 92, please provide a more detailed description for each portfolio company in which the fair value of the Company’s investment represents greater than 5% of its total assets as of June 30, 2017 in accordance with Item 8.6.a of Form N-2.

Response: The Company respectfully advises the Staff that it has revised the disclosure as requested.

15.	Comment: On page 109, please provide additional disclosure related to the board of directors’ approval of the Company’s investment advisory agreement. For example, please expand on the comparative data considered by the board of directors in making their determination (see Form N-2, Item 24(6)(f)).

Response: The Company respectfully advises the Staff that it has revised the disclosure as requested.

Legal Comments

16.	Comment: On page 8, please revise the sentence regarding the Company’s belief that it may co-invest with the Cyrus Funds upon approval of a majority of the Company’s disinterested directors as defined in Section 2(a)(19) of the 1940 Act to instead reference “a required majority” of the Company’s board of directors, as defined in Section 57(o) of the 1940 Act.

Response: The Company respectfully advises the Staff that it has revised the disclosure as requested.

17.	Comment: On page 20 in the Selected Financial and Other Data table, the Staff notes that there is a line item for “distributions declared.” Please advise as to whether there is disclosure elsewhere in the Registration Statement regarding where such distributions were made from and, if there is no such disclosure, please revise the Registration Statement to include disclosure relating to the source of such distributions.

U.S. Securities and Exchange Commission October 18, 2017 Page 6

Response: The Company respectfully advises the Staff that Note 10 to the Company’s financial statements for the fiscal year ending June 30, 2017 on page F-32 of the Registration Statement includes a table indicating the sources of the Company’s distributions.

18.	Comment: On page 71 under “Cash flows,” the disclosure states that the Company used “$44.4 million towards financing activities, consisting primarily of distributions to [its] stockholders and repayments to the UBS Revolving Financing.” Please include additional disclosure specifying how much of the total cash used was for distributions to the Company’s stockholders and repayments to the UBS Revolving Financing, respectively.

Response: The Company respectfully advises the Staff that it has revised the disclosure as requested.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845.

Sincerely,

/s/ Stephani M. Hildebrandt
Stephani M. Hildebrandt

cc:	Michael C. Mauer, CM Finance Inc
Rocco DelGuercio, CM Finance Inc
Steven B. Boehm